FILE NO. 70-10247

                                IN THE MATTER OF

                                FILE NO. 70-10247

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                             West Penn Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                          -----------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

           The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David T. Fisfis                                       Clifford M. Naeve
Allegheny Energy Supply Company, LLC                  William C. Weeden
4350 Northern Pike                                    Paul Silverman
Monroe, PA 15146                                      Skadden, Arps, Slate,
                                                        Meagher & Flom LLP
                                                      1440 New York Avenue, NW
                                                      Washington, D.C. 20005

          On December 14, 2004, the Securities and Exchange Commission ("Commission") issued an order in File No. 70-10247, Holding Co. Act Release No. 35-27923 (the "Order"), authorizing Allegheny Energy, Inc. ("Allegheny") to sell a nine percent interest in Ohio Valley Electric Corporation to Buckeye Power Generating, LLC. The Order states that this authorization is subject to the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935. Therefore, pursuant to Rule 24, Allegheny hereby informs the Commission that the transaction authorized in the Order was completed on December 31, 2004 and was carried out in accordance with the terms and conditions of, and for the purposes presented in, the application filed in Commission File No. 70-10247 on September 3, 2004, as amended on December 14, 2004.

                                    EXHIBITS

          F-1 Past Tense Opinion

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    January 10, 2005

                                               Allegheny Energy, Inc.


                                               By:       /s/ David T. Fisfis
                                                        ------------------------
                                                        David T. Fisfis
                                               Title:   Deputy General Counsel